UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                  Rule 13d-101

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*


                               VCG Holdings Corp.
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                                (Name of Issuer)

                         Common Stock, $0.0001 par value
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                         (Title of Class of Securities)

                                    91821K101
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                                 (CUSIP Number)

                                   Adam Agron
                      Brownstein Hyatt Farber Schreck, P.C
                           410 17th Street, Suite 2200
                             Denver, Colorado 80202
                                 (303) 223-1100

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   10/30/2007
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             (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

CUSIP No. 91821K101

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1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Lowrie Management, LLLP
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
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3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Colorado
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               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,102,807 (1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    5,102,807 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,102,807
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.725%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Lowrie Investment Management, Inc., in its capacity as the general partner of Lowrie Management, LLLP, has voting and dispositive power of these shares on behalf of Lowrie Management, LLLP.


Page 2 of 7 pages

CUSIP No. 91821K101

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Lowrie Investment Management, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Colorado
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,102,807 (1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    5,102,807 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,102,807
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.725%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Lowrie Investment Management, Inc., in its capacity as the general partner of Lowrie Management, LLLP has voting and dispositive power of these shares on behalf of Lowrie Management, LLLP. Lowrie Investment Management, Inc. disclaims beneficial ownership of certain of these shares to the extent that it does not have a pecuniary interest therein.


Page 3 of 7 pages

CUSIP No. 91821K101

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Lowrie, Troy H.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    529,600
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,102,807 (1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           529,600
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    5,102,807 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,632,407(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.706%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      (1) Lowrie Investment Management, Inc., in its capacity as the general partner of Lowrie Management, LLLP, has voting and dispositive power of these shares on behalf of Lowrie Management, LLLP. Mr. Lowrie is the President of Lowrie Investment Management, Inc. Mr. Lowrie disclaims beneficial ownership of certain of these shares to the extent that he does not have a pecuniary interest therein.

      (2) Includes 5,102,807 shares owned by Lowrie Management, LLLP. Mr. Lowrie is the President of Lowrie Investment Management, Inc., the general partner of Lowrie Management, LLLP. Mr. Lowrie disclaims beneficial ownership of certain of these shares to the extent that he does not have a pecuniary interest therein.


Page 4 of 7 pages

Item 1. Security and Issuer.

            Title and class of securities: common stock, $0.0001 par value
            Issuer: VCG Holding Corp.
            Name and address of the principal executive office of the issuer:
            390 Union Boulevard, Suite 540, Lakewood, Colorado 80228

Item 2. Identity and Background.

      (a)   Name of Reporting Person: Lowrie Management, LLLP
            Name of Reporting Person: Lowrie Investment Management, Inc. Name of Reporting Person: Troy H. Lowrie

      (b) Address of each of Lowrie Management, LLLP, Lowrie Investment Management, Inc., and Troy H. Lowrie is: c/o VCG Holding Corp., 390 Union Boulevard, Suite 540, Lakewood, Colorado 80228

      (c) Lowrie Management, LLLP is a Colorado limited liability limited partnership.

            Lowrie Investment Management, Inc. is a Colorado corporation.

            Troy H. Lowrie is the President of Lowrie Investment Management, Inc., the general partner of Lowrie Management, LLLP and the Chief Executive Officer of the issuer. Each of Lowrie Management, LLLP, Lowrie Investment Management, Inc. and the issuer have the address:
            390 Union Boulevard, Suite 540, Lakewood, Colorado 80228.

      (d) None of Lowrie Management, LLLP, Lowrie Investment Management, Inc., or Troy H. Lowrie has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of Lowrie Management, LLLP, Lowrie Investment Management, Inc., or Troy H. Lowrie has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Troy H. Lowrie is a citizen of the United States of America.

Item  3. Source and Amount of Funds or Other Consideration.


            750,000 shares of the issuer's common stock were issued to Lowrie Management, LLLP in exchange for cancellation (at a rate of $13.33333 per share) of $10,000,000 of outstanding promissory notes issued by the issuer in favor of Lowrie Management, LLLP.

Item 4. Purpose of Transaction.

            The purpose of the acquisition of the common stock is investment. None of Lowrie Management, LLLP, Lowrie Investment Management, Inc., or Troy H. Lowrie currently has a plan or proposal which relates to or would result in:

      (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

      (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the issuer;

Page 5 of 7 pages

            (f) any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

            (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

            (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) a class of securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(5) of the Act; or

            (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

      (a) Amount beneficially owned by each of Lowrie Management, LLLP and Lowrie Investment Management, Inc. is 5,102,807 shares of common stock. Lorie Investment Management, Inc. disclaims beneficial ownership of certain of these shares to the extent that it does not have a pecuniary interest therein.

            Amount beneficially owned by Troy H. Lowrie is 5,632,407 shares of common stock. Mr. Lowrie disclaims beneficial ownership of certain of these shares to the extent that he does not have a pecuniary interest therein.

            The percentage of the class beneficially owned by each of Lowrie Management, LLLP and Lowrie Investment Management, Inc. is 28.725%. Lowrie Investment Management, Inc. disclaims beneficial ownership of certain of these shares to the extent that it does not have a pecuniary interest therein.


            The percentage of the class beneficially owned by Troy H. Lowrie is 31.706%. Mr. Lowrie disclaims beneficial ownership of certain of these shares to the extent that he does not have a pecuniary interest therein.


      (b) Each of Lowrie Management, LLLP, Lowrie Investment Management, Inc., as the general partner of Lowrie Management, LLLP, and Troy H. Lowrie, as the President of Lowrie Investment Management, Inc., has the shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 5,102,807 shares of the issuer's common stock. Each of Lowrie Investment Management, Inc. and Mr. Lowrie disclaims beneficial ownership of certain of these shares to the extent that it or he does not have a pecuniary interest therein.

            Neither Lowrie Management, LLLP nor Lowrie Investment Management, Inc. has the sole power to vote or direct the vote or sole power to dispose or to direct the disposition of any shares of common stock of the issuer.

            Troy H. Lowrie has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of 529,600 shares of common stock of the issuer.

      (c) 750,000 shares of the issuer's common stock were issued to Lowrie Management, LLLP in exchange for cancellation (at a rate of $13.33333 per share) of $10,000,000 of outstanding promissory notes issued by the issuer in favor of Lowrie Management, LLLP.

      (d) In addition to the 529,600 shares held directly by Troy H. Lowrie, Mr. Lowrie is the President of Lowrie Investment Management, Inc., the general partner of Lowrie Management, LLLP, and holds a 74.19% direct limited partnership interest in Lowrie Management, LLLP. Mr. Lowrie also has a 4% indirect limited partnership interest in Lowrie Management, LLLP in his capacity as the Trustee of his minor child's trust. As the holder of such direct and indirect limited partnership interests, Mr. Lowrie has the right to receive dividends or proceeds from the sale of the issuer's securities held by Lowrie Management, LLLP.

            The Vali Lou Lowrie-Reed Trust under the Trust Agreement dated October 21, 2005 and its Trustee, Vali L. Lowrie-Reed, hold a 20.81% direct limited partnership interest in Lowrie Management, LLLP, and as the holder of such limited partnership interests, Ms. Lowrie has the right to receive dividends or proceeds from the sale of the issuer's securities held by Lowrie Management, LLLP.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits

Not applicable.

Page 6 of 7 pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                Lowrie Management, LLLP

Date: 11/09/2007                /s/ Troy H. Lowrie
                                Name:   Troy H. Lowrie
                                Title: President of Lowrie
                                       Investment Management, Inc., the
                                       general partner of Lowrie
                                       Management, LLLP


                                Lowrie Investment Management, Inc.

Date: 11/09/2007                /s/ Troy H. Lowrie
                                Name:   Troy H. Lowrie
                                Title: President

Date: 11/08/2007                /s/ Troy H. Lowrie
                                Name:   Troy H. Lowrie

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 7 of 7 Pages